Filed Pursuant To Rule 433

Registration No. 333-275079

February 13, 2024

CNBC (TV): The Exchange with David LaValle

TYLER MATHISEN: welcome back to "the exchange," everybody bitcoin moving lower today, but still hovering near its highest level in more than two years after breaking through 50,000. prices recently saw some selling pressure following the SEC's approval of spot ETFs about a month ago, so what does investor demand for these new products look like? Our Bob Pisani joins us now with David LaValle Grayscale investment’s global head of ETFs. bob, the floor is yours.

BOB PISANI: and we're here with the big etf exchange conference in miami beach. yes, it's miami beach behind me, the real miami beach. Dave LaValle is here from Grayscale we're talking about bitcoin, bitcoin ETFs. congratulations. the big launch happened last month. ten spot bitcoin ETFs launching, including yours. two questions. number one, how is the tracking? are they accurately tracking bitcoin? That's what the viewers want to know. and how are the flows? what kind of investor interest are you getting?

GLOBAL HEAD OF ETFs GRAYSCALE INVESTMENTS, DAVID LAVALLE: so the tracking has been really remarkable. we've seen the bitcoin ETFs really doing a great job of holding very tight bid-ask spreads, tracking the funds' net asset values very tightly. and we have seen a liquidity profile that has been indicative of what we anticipated. We've got a ten-year track record and over a million investors and over $20 billion in assets. so we're seeing exactly what we anticipated seeing.

PISANI: are you happy with the flows? Because what I noticed, you had $26 billion, you were the leader of the pack, you had an existing fund. you converted it, i see about $6 billion in outflows. not bad. modest inflows into the rest of them. are you happy with where you are right now? You've got about $20 billion from $26. do you want more? how would you characterize what's happening?

LAVALLE: when you're a leader in the market and you have the largest fund and you're the product that is looked to for the greatest liquidity and for both investment opportunity and also an access vehicle, you're going to see inflows and outflows. We've seen some outflows, we anticipated those outflows. FTX estate had to sell some GBTC that they held. That’s not going into another product. we're really happy to see that the product is behaving as designed, tracking the underlying asset very very tightly. and candidly, bob, like this product is brand new and we didn't know exactly how it was going to work. It’s working as designed and we're really excited about that.

PISANI: it was amazing to watch the fee wars going on day by day, they kept cutting the fees. You still have the highest fee, you're charging 1.5%, that’s a lot. everybody else is zero or 19, 20 basis points after six months. are you going to keep that 1.5% fee?

LAVALLE: the fee is one component to a product and it's one component to the decision track that an investor is going to make. when you start taking a look at ten-year track record and liquidity characteristics of the product, those are other factors that investors are going to pay attention to and prioritize.

PISANI: you can't go to a train station without seeing a Grayscale ad. How much are you spending on ads, you seem to be in a blitzkrieg trying to convince the country that everybody should invest in the bitcoin ETF. Seriously anywhere I go I see a Grayscale ad.

LAVALLE: ETFs have long democratized investing, they started with s&p 500 exposure 30 years ago. 20 years ago, they brought gold to market. this is another, you know, point of evolution and another point of maturity for the ETF market. bringing bitcoin to the broadest range to investors in an equitable and transparent fashion.

PISANI: can you convince advisors to buy bitcoin? there's a whole big program here right now where you're on a blitzkrieg to try to convince the investment advisory committee that it's safe. Gary Gensler fired a broad shot across the bow, when he admitted okay we lost the Grayscale case, but folks let me remind you this is Gensler talking. you are required, if you are an investment advisor, to follow regulation best interest. That has a suitability requirement. that's a warning shot from Gary Gensler saying you, investment advisors, had better be careful about recommending bitcoin and make sure it's appropriate for the people that you are advising. that seems to be a shot across the bow. you're saying you could get sued easily.

LAVALLE: there's a couple of things I would say about this. this is about pulling bitcoin investing further into the regulatory perimeter. we respected the process with the SEC. Of course we had a disagreement but we settled that. And we’re going to respect the process at all of those registered investment advisors platforms and all the independent advisor platforms and the wire house platforms to ensure that we're going through a due diligence process, we’re ensuring that they understand what our product is. GBTC, it's got a ten-year track record and it's the largest in the world. and also that they understand who Grayscale is. And i've long said not every ET is created equally, not every ETF issuer is created equally, and we will comply with regulatory standards, as well in these independent markets.

PISANI: so you are convinced that you can show people this is the path?

LAVALLE: Absolutely.

PISANI: I always joke about bitcoin for grandma, and Gensler is warning people, you may not be suitable for that. you think there is a clear legal path where you can show RIAs, this is what you need to do to recommend bitcoin to your investors. Here’s what’s suitable, who's not. it's a new product, it's hard to figure out frankly.

LAVALLE: well, independent RIAs and the wealth management platforms have their process of due diligence. we are going to comply with that, and we think that ETFs have long been building blocks for clients, and have democratized investing for the broadest range of asset classes. this is a new example of that. now these wealth management platforms actually understand what an ETF is and understand how to diligence an ETF and it's going give them the opportunity to diligence this asset inside the ETF wrapper. so it's going to give them the opportunity to do so.

PISANI: What’s next, where do we go from here? I know you’re not a bitcoin strategist, do you want to speculate on where the price might be? we're at $50,000 right now, roughly that. we had a dip right after the bitcoin ETF's launch, but it's come back a little bit. where do we go from here?

LAVALLE: There’s no hiding behind that it's a volatile asset, and we're going to see the price of bitcoin go down and go up. What I can tell you is just from a simple supply/demand aspect of this, we arenow increasing the demand profile, because we are offering bitcoin in an ETF wrapper that’s been battle tested and understood by a very broad range of investors and it’s gonna really increase the demand profile. And we've got a bitcoin halving coming up, which is going to decrease the supply.

PISANI: But it is a legitimate asset class? I know that obviously your answer is going to be yes, but convincing america, why do i need to add bitcoin as an asset class? i have stocks, I have bonds, I have cash, I have commodities for example. i might have real estate. can you convince the investing public it's a legitimate separate asset class?

LAVALLE: the question i get asked most by baby boomers and by the advisor community is why would i buy a starbucks coffee with bitcoin? And you probably wouldn't. But bitcoin means different things to different people. If you are in a country that has hyperinflation and you can't trust that currency, you might actually use bitcoin as a currency. But as an aspect of your investment portfolio, it is a digital store of value that has gold-like properties. It also is an emerging technology that has incredible growth, you know, potential in your portfolio. And the last thing that i would say about it, we've got a lot of research on our website and risk adjusted returns suggest that over a two-year period bitcoin is never under --

PISANI: I’m amazed at the talk of the industry. you can smell wall street running around this. options are coming out. Eventually CBOE is talking about options now on it, leveraged and inverse ETFs going on.

LAVALLE: there's going to be an entire ecosystem of products that are going to be based upon GBTC and other products and it's going to be really an opportunity for investors to have options and optionality. We’re a big believer in investor choice and there’s going to be a lot for them to choose from.

PISANI: the big debate is whether or not you can convince the public it's truly a new asset class. i don't think that's been settled. but it's a big big step to get those spot bitcoin ETFs. thanks Dave LaValle, thanks very much for joining us. Dave LaValle is the Global Head of ETFs over at Grayscale. Tyler, back to you.

MATHISEN: Bob, thank you very much. Bob Pisani, David LaValle we appreciate it.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.